Exhibit 4.2

THE WESTERN UNION COMPANY

2026 INDUCEMENT PLAN

1.	PURPOSE OF PLAN

The Western Union Company, a Delaware corporation (the “Company”), has adopted The Western Union Company 2026 Inducement Plan (this “Plan”) in order to advance the interests of the Company by providing a material inducement award for the best available individuals to join the Company and its Affiliates as employees and affording such individuals an opportunity to acquire a proprietary interest in the Company.

2.	ELIGIBILITY

The Plan will be reserved solely for awards to persons whom the Company may issue shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) without stockholder approval pursuant to New York Stock Exchange Listing Rule 303A.08, or any successor rule relating to inducement awards (the “Inducement Rules”).

3.	SHARE LIMITS; GRANT OF AWARDS

The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan is 1,500,000 shares (the “Share Limit”), such limit subject to adjustment as contemplated by Section 5.7 of the 2024 Plan.

4.	EFFECTIVE DATE

This Plan is effective as of May 14, 2026, the date of its approval by the Board (the “Effective Date”). Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Committee with respect thereto, including the authority to amend such awards to the extent permitted by the Inducement Rules) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

5.	OTHER TERMS

Except as expressly set forth herein, the terms of the Plan shall be identical to the terms of the 2024 Plan, and such terms are incorporated by reference into this Plan (with such non-substantive changes as are necessary to reflect their usage in this Plan instead of the 2024 Plan); provided, however, that no Incentive Stock Options shall be awarded under this Plan. In the event of any conflict between the provisions in this Plan and those of the 2024 Plan, the provisions of this Plan shall govern.

6.	DEFINED TERMS

6.1 “2024 Plan” means The Western Union Company 2024 Long-Term Incentive Plan, as may be amended from time to time.

6.2 “Committee” means the Compensation and Benefits Committee of the Board or the Board.

6.3 “Eligible Person” means persons expected to become officers and other employees of the Company and its subsidiaries, including as a result of a corporate transaction by the Company, as the Committee in its sole discretion may select from time to time and who are eligible to receive an award under this Plan pursuant to the Inducement Rules.

Defined terms not defined herein shall have the meaning set forth in the 2024 Plan.